EXHIBIT 21

Subsidiaries of Planet 13 Holdings Inc.

Subsidiaries of Company	Jurisdiction
BLC Management Company, LLC (a)	Nevada
BLC NV Food, LLC	Nevada
By The Slice, LLC (b)	Nevada
Club One Three, LLC (inactive)	Nevada
Crossgate Capital U.S. Holdings Corp.	Nevada
LBC CBD, LLC (c)	Nevada
MM Development Company, Inc. (d)	Nevada
Newtonian Principles, Inc. (e)	California
Next Green Wave, LLC	California
Planet 13 Chicago, LLC	Illinois
Planet 13 Florida, Inc.	Florida
Planet 13 Illinois, LLC (f)	Illinois
Planet 13 Real Prop, LLC	Florida
Planet 13 Lifestyles LLC	Nevada

(a) Doing business as Planet 13 Entertainment Complex.

(b) Doing business as (1) Trece, (2) Stitched & Stuff, and (3) Bar 13.

(c) Doing business as Planet M.

(d) Doing business as (1) Planet 13 and (2) Medizin.

(e) Doing business as (1) Planet 13 and (2) Planet 13 Orange County.

(f) Doing business as Planet 13.